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Grupo Pao de Acucar

Investor Relations
Av. Brig. Luis Antonio, 3.126
1o andar - Jd. Paulista
CEP: 01402-901
Sao Paulo - SP - Brasil


                   Companhia Brasileira de Distribuicao (CBD)
                        Announces August 1999 Net Sales
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SAO PAULO, BRAZIL, September 28, 1999 - Companhia Brasileira de Distribuicao
(NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited August 1999 net sales figures. The information discussed below represents net sales variations of CBD all store and same store formats.

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                                   Highlights

August 1999 SAME STORE SALES increased 2.8% compared to July 1998.

NUMBER OF CLIENTS grew 26.5% compared to August 1998.

FLOOR SPACE increased 12.1% in the same period.

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TOTAL NET SALES for August 1999 increased 16.5% to R$457.1 million compared to the same period in 1998. Total sales in constant currency indexed by IGP-DI increased 4.3% compared to an 8.8% sector decrease recorded by ABRAS (Brazilian Food Retailers Association).

SAME STORE NET SALES in August 1999 grew 2.8% compared to August 1998.


NET SALES BY DIVISION 1999/1998 - VARIATION (%)
(Preliminary, non-audited)
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                  --------------------------------------------------------------
                      Nominal Currency                 Constant Currency
                        Corporate Law                  Indexed by IGP-DI
                  -----------------------------  -------------------------------
                           August                            August
-----------------------------------------------  -------------------------------
                  -----------------------------  -------------------------------
                    All             Same               All            Same
-----------------------------------------------  -------------------------------
Pao de Acucar        32.1%           12.9%             18.2%           1.1%
Barateiro            30.9%            1.9%             17.2%          -8.8%
Extra                18.4%           -4.5%              5.9%         -14.5%
Eletro               -5,4%           -5.2%            -15.4%         -15.2%
-----------------------------------------------  -------------------------------
CBD                  16.5%            2.8%              4.3%          -8.0%

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Factors which contributed to these results include:

* The Pao de Acucar division continued demonstrating a positive performance despite strong sales reported in August 1998 in celebration of Pao de Acucar's 50-year Anniversary. This reflects the continued favorable environment for food sales, as well as the positive effects of investments made to store remodelings and improvements in customer service.

* The Barateiro division did not reach the same performance as the Pao de Acucar Division, especially the stores originally operated by the Barateiro chain. The store renovation program begun in August, 1999 (Project "New Face") combined with studies aimed at developing private brands are expected to positively impact sales in the coming months.



                                    - more -

* Extra division performance was affected by the previous year's strong comparative base, when CBD registered nominal same store sales growth of 23.4% compared to August 1997 (19.2% in real terms). August 1998's strong performance was largely attributed to the inclusion of sales from the opening of 5 renovated Extra Hypermarkets, 3 of which were former Superbox stores and 2 of which previously operated as Barateiro stores.

* The Eletro division continues to demonstrate an improved same store sales trend, responding to an economic scenario that favors sales of non-food products.

* CBD continues to expand its customer base, increasing 26.5% against August 1998, which is significantly higher than the 12.1% increase in floor space during the same period.


               Form of Payment

-------------------------------------------------------------------------------
                                 1Q99         2Q99       July 99       Aug/99
-------------------------------------------------------------------------------
Cash                             56.2%        55.8%      55.6%         55.9%
Credit Card                      22.9%        23.0%      22.5%         22.8%
Food Voucher                      7.2%         6.9%       6.4%          6.1%
Credit                           13.7%        14.3%      15.5%         15.2%
   Post-dated Checks             10.5%        10.4%      10.9%         10.3%
   Installments                   3.2%         3.9%       4.6%          4.9%
-------------------------------------------------------------------------------


During August, product transfers from CBD's Distribution Centers to Novasoc represented R$22.9 million.

Companhia Brasileira de Distribuicao and its affiliated company operate a total of 340 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets and Eletro home appliance stores.




Ricardo Florence dos Santos                  David Carey
Investor Relations Director - CBD            Edelman Financial
Tel: (55-11) 886 0421                        Tel: (212) 704-4449
Fax: (55-11) 884-2677                        Fax: (212) 768-1025
Email: pa.relmerc@paodeacucar.com.br         Email: david_carey@edelman.com

Fernando Tracanella
Email: ftraca@paodeacucar.com.br


                  Website: http://www.grupopaodeacucar.com.br